U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Murray, Robert J.
   500 Main Street
   Groton, MA  01471
2. Issuer Name and Ticker or Trading Symbol
   New England Business Service, Inc. NEB
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   08/31/00
If Amendment, Date of Original (Month/Year)

Relationship of Reporting Person to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   Chairman, President & CEO

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock Par Value     |8/1/00|A   |V|1831 [1]          |A  |20.7500    |79853              |D     |                           |
$1.00                      |      |    | |                  |   |           |                   |      |                           |
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Common Stock Par Value     |8/25/0|A   |V|18 [2]            |A  |19.5000    |79853 [3]          |D     |                           |
$1.00                      |0     |    | |                  |   |           |                   |      |                           |
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Common Stock Par Value     |      |    | |                  |   |           |3226               |I     |401k [4]                   |
$1.00                      |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Options (Right to Buy)|20.8750 |7/28/|A   |V|80000      |   | [5] |7/28/|Common Stock|80000  |       |80000       |D  |            |
                      |        |00   |    | |           |   |     |10   |Par Value   |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$1.00       |       |       |            |   |            |
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
Explanation of Responses:
1. Represents shares granted pursuant to the Company's Stock Compensation Plan.
2. Amount represents dividends on restricted shares that are automatically reinvested in additional restricted shares under the terms of the underlying restricted stock award.
3. Total includes (767) shares purchased pursuant to a dividend reinvestment program.
4. 401(k) is a unitized stock fund consisting of company stock and cash and the amount of securities listed on this form is expressed in equivalent shares. The amount of shares attributed to a plan participant and expressed as equivalent shares may change from time to time without the volition of the plan participant and depends upon the amount of cash in the fund, the fair market value of company stock, and the number of plan participants.
5. Option becomes exercisable 7/28/00 20,000 shares 07/28/01 20,000 shares 07/28/02 20000 shares 07/28/03 20000 shares.

MURRAY, ROBERT J.
SIGNATURE OR REPORTING PERSON
Robert J. Murray
DATE
9/5/00